UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

7th floor, Building 398, No. 1555 West

Jinshajiang Rd

Shanghai, China 201803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 9, 2023, Xiao-I Corporation, a Cayman Islands exempted corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 5,700,000 of the Company’s American Depositary Shares (“ADSs,” each “ADS”), representing 1,900,000 of the Company’s ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), at a public offering price of $6.80 per ADS. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 855,000 ADSs to cover over-allotments, if any. The ADSs were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-268889), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on March 8, 2023.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On March 13, 2023, the Company closed its initial public offering of 5,700,000 of the Company’s ADSs, representing 1,900,000 of the Company’s Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 5,700,000 ADSs at an offering price of $6.80 per ADS for gross proceeds of $38.76 million. The ADSs sold consisted of 5,700,000 ADSs sold pursuant to the Underwriters’ firm commitment with no over-allotment exercised by the Underwriter. The total net proceeds to the Company from the Offering, after deducting discounts, expense allowance, and expenses, were approximately $33.79 million. A final prospectus relating to this Offering was filed with the Commission on March 13, 2023.

On March 9, 2023, the Company released a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering. On March 13, 2023, the Company released a press release furnished herewith as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2023	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description of Document
1.1	Underwriting Agreement, dated March 9, 2023, among the Company and the Representatives of the Underwriters.
99.1	Press Release, dated March 9, 2023
99.2	Press Release, dated March 13, 2023

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